UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K




      [X]         ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                        or

      [  ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                          Commission file number 1-3551



              EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.

                           420 Boulevard of the Allies
                         Pittsburgh, Pennsylvania 15219


              (Name of issuer of the securities held pursuant to the
                plan and the address of principal executive office)

                           EQUITABLE RESOURCES, INC.
                         EMPLOYEE STOCK PURCHASE PLAN

                               TABLE OF CONTENTS


                                                           PAGE REFERENCE

REPORT OF INDEPENDENT AUDITORS                                    1

FINANCIAL STATEMENTS AND SCHEDULES

     Statements of Net Assets Available
         for Plan Benefits as of
         December 31, 1997 and 1996                               2

     Statements of Changes in Net Assets  Available
         for Plan Benefits for the years ended
         December 31, 1997 and 1996, and for the
         period October 1, 1995 (Date of Inception)
         to December 31, 1995                                     3

     Notes to Financial Statements                              4 - 6

FINANCIAL STATEMENT SCHEDULES:

     Schedules I, II and II are not applicable

SIGNATURES                                                        7

EXHIBIT

     1.  Consent of Independent Auditors                          8

                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Stock Purchase Plan


         We have audited the accompanying statements of net assets available for plan benefits of the Equitable Resources, Inc. Employee Stock Purchase Plan (the
Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1997 and 1996, and for the period October 1, 1995 (Date of Inception) to December 31,
1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years ended December 31, 1997 and 1996, and for the period October 1, 1995 (Date of Inception) to December 31, 1995, in conformity with generally accepted accounting principles.





                                            /s/ Ernst & Young LLP
                                        --------------------------------
                                                Ernst & Young LLP


Pittsburgh, Pennsylvania
March 5, 1998

                           EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


EQUITABLE RESOURCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                          December 31,
                                                      1997            1996
                                                ------------------------------

Cash                                                $ 39,327       $ 29,932

Investment in Equitable Resources, Inc.
   Common Stock
      (30,097 and 12,734 shares in
       1997 and 1996, respectively)                1,064,681        378,837

Contribution Receivable - Employer                     3,320          3,036
                                                -------------    -----------

Net Assets Available for Plan Benefits           $ 1,107,328      $ 411,805
                                                =============    ===========

                           EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                                            Period October 1, 1995
                                                                            (Date of Inception) to
                                                Years Ended December 31,          December 31,
                                            -----------------------------   ----------------------
                                                  1997           1996                 1995
                                            -----------------------------   ----------------------

Additions to net assets attributed to:
   Contributions:
      Employer                                   $ 57,462       $ 36,041            $ 4,430
      Employee                                    517,926        319,946             36,519
   Dividend income                                 26,110          7,828                  -
   Realized gain on sale of investments             7,404             40                  -
   Unrealized gain on investments                 149,793          6,743                585
                                            --------------  -------------       ------------

          Total additions                         758,695        370,598             41,534

Deductions to net assets attributed to:
   Employee withdrawals                            63,172            327                  -
                                            --------------  -------------       ------------

          Total deductions                         63,172            327                  -

Net increase in net assets available for
   plan benefits                                  695,523        370,271             41,534

Net assets available for plan benefits:
   At beginning of period                         411,805         41,534                  -
                                            --------------  -------------       ------------

   At end of period                           $ 1,107,328      $ 411,805           $ 41,534
                                            ==============  =============       ============


                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                   NOTES TO FINANCIAL STATEMENTS FOR THE YEAR
                            ENDING DECEMBER 31, 1997


1.       Description of the Plan

         The following description of the Equitable Resources, Inc. Employee Stock Purchase Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is an employee stock purchase plan implemented on October 1, 1995 by Equitable Resources, Inc. and subsidiaries (the Company or Companies). Employees of the Company may purchase shares of the Company's common stock at a 10 percent discount through payroll deductions. All nonrepresented employees of the Companies are eligible to participate in the Plan immediately upon employment. Represented employee eligibility is subject to collective bargaining. At December 31, 1997, 1996 and 1995 there were 287, 168 and 83 active participants in the Plan, respectively.

         Contributions and Purchase of Stock

         Eligible employees can contribute from 1 to 10 percent of their annual base pay to the Plan on an after-tax basis. No interest will accrue or be payable with respect to any of the payroll deductions of a participant in the Plan. Contributions are initially deposited with Putnam Investments (Trustee) and are used to purchase shares of the Company's common stock in accordance with the provisions set forth in the Plan agreement.

         The price of stock purchased for a participant is 90% of the closing price of the stock on the second business day after the close of each monthly period. The initial monthly period of the Plan began on October 1, 1995. The Plan holds contributions as cash pending the purchase of shares of the Company's common stock.

         The Company contributes the remaining 10 percent of the stock price and pays fees for the administration of the Plan and any commission charges associated with the purchase of the stock.

         Dividends on Stock

         Dividends on stock are automatically used to purchase additional shares for all participants. Participants may, however, make a written request to receive a cash distribution of dividend payments.

                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                   NOTES TO FINANCIAL STATEMENTS FOR THE YEAR
                            ENDING DECEMBER 31, 1997


1.       Description of the Plan (Continued)

         Sale of Stock

         Participants are required to hold any shares purchased through the Plan for a minimum of one year. Participants may elect withdrawals, subject to the holding period restriction, of shares of stock or cash from the proceeds of sale of shares. Participants are responsible for all costs associated with the sale of stock from their individual accounts. The cost of shares sold is calculated using the "average cost" method.

         Termination of Employment

         Upon termination of the participant's employment for any reason, payroll deductions credited to the participant's account(s) which have not yet been used to purchase stock will be returned to the participant. The participant has the option of either selling the total number of shares in their account or receiving a certificate for their holdings until a future time of sale. Terminated participants are not permitted to purchase shares through the Plan.

2.       Summary of Significant Accounting Policies

         Investments

         The Equitable Resources, Inc. common stock is valued at market price as quoted on the New York Stock Exchange.

         Investments at December 31, 1997 and 1996, are comprised of Equitable Resources, Inc. Common Stock:

                     -----------------------------------------------------------
                                        Fair         Original      Unrealized
                        Shares         Value           Cost       Appreciation
                     -----------------------------------------------------------


         1997           30,097      $1,064,681      $907,560       $157,121

         1996           12,734       $ 378,837      $371,509        $ 7,328

                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                   NOTES TO FINANCIAL STATEMENTS FOR THE YEAR
                            ENDING DECEMBER 31, 1997


2.       Summary of Significant Accounting Policies (Continued)

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       Plan Termination

         Although it has not expressed any intent to do so, the Company has the right to terminate or to amend the Plan at any time. Upon dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of which the Company is not the surviving corporation, participants will be entitled to receive on the last day of the offering period the cash and/or securities determined to be owed as of the date of such transaction.

4.       Income Tax Status of Plan

         It is the  intention  of the  Company  to have the Plan  qualify  under
         Section 423 of the Internal Revenue Code. The provisions of the Plan have been construed to extend and limit participation in a manner consistent with the requirements of that section of the Code.

5.       Federal Income Tax Status - Employee

         In general, a participant is subject to federal and state income taxes on all dividends, in addition to the gains (losses) realized resulting from the sale of the stock.

                                    SIGNATURE




         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                            EQUITABLE RESOURCES, INC.
                                          EMPLOYEE STOCK PURCHASE PLAN
                                        ---------------------------------
                                                 (Name of Plan)




                                    By     /s/ Gregory R. Spencer
                                        ---------------------------------
                                               Gregory R. Spencer
                                            Senior Vice President and
                                          Chief Administrative Officer


March 23, 1998

                                     EXHIBIT 1


                         Consent of Independent Auditors


         We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Equitable Resources, Inc. Employee Stock Purchase Plan of our report dated March 5, 1998, with respect to the financial statements of the Equitable Resources, Inc. Employee Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



Pittsburgh, Pennsylvania
March 20, 1998